SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

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                                  SCHEDULE 13D
                                 (Rule 13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                              (Amendment No. 1 )(1)

                          Stelmar Shipping Ltd. (SJH)
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                               (Name of Issuer)


                    Common Stock, Par Value $0.01 per share
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                        (Title of Class of Securities)


                                   V8726M103
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                                (CUSIP Number)


                               George Karageorgiou
                              C/o Stelinvest Corp.
                                  Status Center
                                  2A Areos Str.
                               Vouliagmeni, 16671
                                 Athens, Greece
                              Tel: 011-301-967-0001
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 July 26, 2002
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            (Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. V8726M103
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1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Stelphi Holding Inc.

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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                             (a)  [_]
                                                             (b)  [X]

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3    SEC USE ONLY


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4    SOURCE OF FUNDS*

     WC

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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                               [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Liberia

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               7    SOLE VOTING POWER

  NUMBER OF         1,640,965

   SHARES      ---------------------------------------------------------
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY
               ---------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         1,640,965

   PERSON      ---------------------------------------------------------
               10   SHARED DISPOSITIVE POWER
    WITH

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11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,640,965

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

                                                                      [_]

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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.76%

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14   TYPE OF REPORTING PERSON*

     HC

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. V8726M103

This Amendment No. 1 to the Schedule 13D is being filed for the purpose of disclosing the current number of shares of Common Stock, $0.02 par value of Stelmar Shipping Ltd. ("SJH") that are beneficially owned by Stelphi Holding Inc. ("Stelphi"). Since the filing of the Schedule 13D, Stelphi has acquired a total of 565,965 shares. However, since the filing of the Schedule 13D, SJH has also increased its total outstanding shares such that Stelphi's percentage of beneficial ownership of the outstanding shares has remained virtually unchanged.

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Item 1.  Security and Issuer.

The name of the issuer is Stelmar Shipping Ltd., a Liberian corporation (the "Issuer"). The address of the Issuer's principal executive office is located at Status Center 2A Areos Str. Vouliagmeni 16671, Athens, Greece. This Schedule 13D relates to the Issuer's Common Stock, $0.02 par value (the "Shares").

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Item 2.  Identity and Background.

     No change from the Schedule 13D.

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Item 3.  Source and Amount of Funds or Other Consideration.

As of the date hereof, Stelphi may be deemed to beneficially own, in the aggregate, 1,640,965 Shares. 1,075,000 Shares were owned previously. 542,465 Shares were purchased on April 22, 2002 pursuant to the Issuer's secondary offering, for $7,594,510.00. 8,200 Shares were purchased on July 26, 2002 for $122,344.00. 8,800 Shares were purchased on July 20, 2002 for $131,120.00.
6,500 Shares were purchased on August 1, 2002 for $95,875.00.

The funds for each purchase of the Shares came from Stelphi's working capital.

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Item 4.  Purpose of Transaction.

The Shares held by Stelphi were acquired for, and are being held for, investment purposes only. The acquisitions of the Shares were made in the ordinary course of Stelphi's business or investment activities, as the case may be.

Stelphi has no plan or proposal which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to Schedule 13D.

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Item 5.  Interest in Securities of the Issuer.

As of the date hereof, Stelphi is the beneficial owner of an aggregate of 1,640,965 Shares. Based on reports filed with the Securities and Exchange Commission, there are 16,819,750 Shares outstanding as of July 26, 2002. Therefore, Stelphi beneficially owns an aggregate of 9.76% of the Issuer's outstanding Shares. Stelphi beneficially owns all of the above mentioned Shares. As Stelphi's sole shareholder, Polys Haji-Ioannou has the power to vote, direct the vote, dispose of or direct the disposition of all of the Shares that Stelphi currently beneficially owns. However, Mr. Haji-Ioannou disclaims beneficial ownership of such Shares for any other purpose.

The transactions effected by Stelphi in Shares of the Issuer since Stelphi's last 13D filing were as follows: 542,465 Shares were purchased on April 22,
2002 pursuant to the Issuer's secondary offering, for $7,594,510.00. 8,200 Shares were purchased in normal market transactions on July 26, 2002 for $122,344.00. 8,800 Shares were purchased in normal market transactions on July 20, 2002 for $131,120.00. 6,500 Shares were purchased in normal market transactions on August 1, 2002 for $95,875.00.
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Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Under a lock-up agreement with the underwriters of the Issuer's secondary offering, Stelphi is precluded from transferring any Shares for 180 days from April 16, 2002, except in certain circumstances.

Other than as set forth above, Stelphi has no contract, arrangement, understanding or relationship with any person with respect to the Shares.

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Item 7.  Material to be Filed as Exhibits.

Exhibit A:  Lock-up Agreement

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


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                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                 August 1, 2002
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                                     (Date)


                             /s/ George Karageorgiou
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                                   (Signature)

                               George Karageorgiou
                               -------------------
                                    President
                                    ---------

(Name/Title) Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

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


                                   Schedule A
                           Transactions in the Shares

Date of                Number of Shares           Price Per
Transaction            Purchased                  Share(avg.)

4/22/02                    542,465                  $14.00
7/26/02                      8,200                  $14.92
7/30/02                      8,800                  $14.90
8/01/02                      6,500                  $14.75






02509.0004 #340731